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                             February 4, 2021

       Daniel Chin
       General Counsel
       Arrival Group
       1, rue Peternelchen
       L-2370 Howald
       Grand Duchy of Luxembourg

                                                        Re: Arrival Group
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form F-4
                                                            Filed January 21,
2021
                                                            File No. 333-251339

       Dear Mr. Chin:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 11, 2021 letter.

       Form F-4/A filed January 21, 2021

       Certain Unaudited Arrival Prospective Financial Information, page 115

   1. We have read your response to comment 15. Please revise your disclosures to clarify that no material portion of
your projected revenues and gross profit is concentrated with any individual customer,
including UPS. Also revise your disclosures to indicate the extent to which your projected
revenues are subject to formal sales agreements.
 Daniel Chin
FirstName  LastNameDaniel Chin
Arrival Group
Comapany4,NameArrival
February    2021      Group
February
Page 2 4, 2021 Page 2
FirstName LastName
       You may contact Andrew Blume at 202-551-3254 or Martin James at 202-551-3671 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Anne Parker at 202-551-3611 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing